P.E. 2/20/02

02016096

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

FOR FEBRUARY 20, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Item		Sequential Page Number
1.	Press Release, dated February 5, 2002, entitled *"Intervention of Mr. Rafael Miranda Robredo, CEO of ENDESA, at the IESE Conference on "Alternatives for Growth in the Energy Sector"*	3

endesa

Press release

Investor Relations

Intervention of Mr. Rafael Miranda Robredo, CEO of ENDESA, at the IESE Conference on "Alternatives for Growth in the Energy Sector"

ENDESA CENTRES ITS STRATEGY FOR THE PERIOD 2002-2006 ON ITS CORE BUSINESS AND CUSTOMER SERVICE AND WILL ALLOCATE EURO 13 BN FOR INVESTMENTS IN THE PERIOD

THE INVESTMENT WILL BE BROKEN DOWN INTO EURO 6 BN IN RECURRING INVESTMENTS AND BETWEEN EURO 6 AND 7 BN IN ORGANIC GROWTH

New York, February 19th 2002.- Mr. Rafael Miranda, CEO of ENDESA (NYSE: ELE), has explained today the main guidelines of the company's current strategy at the conference "Alternatives for Growth in the Energy Sector" held at IESE in Madrid.

In accordance with the data offered in his intervention, ENDESA will invest around Euro 13 billion in the period 2002-2006. Of the total amount, between Euro 6 and 7 billion will correspond to organic growth and Euro 6 billion to recurring capex.

Around 86% of the total investment will be centred on the electricity business, defined by Mr. Miranda as the company's basic and principal activity. 58% will be materialised in Spain.

With respect to figures previously released to the markets, these figures imply a reduction of the investments in expansion, a maintenance of recurring capex investments and the concentration of the investment effort in the electricity business, especially in Spain.

In line with the above adjustments, which respond to the current situation in the markets, Mr. Miranda has highlighted that Endesa's strategy for the next five years, centred in the electricity and energy business, has as priority targets to optimise the quality of customer service in Spain and Latin America, profit from the organic growth potential of these markets and consolidate the position achieved in Europe.

Therefore the reduced investments will mainly affect the expansion in other electricity markets and the non-energy related businesses. Mr. Miranda has reminded that, after the acquisitions of Elettrogen and 30% of Snet, ENDESA has achieved the investment targets for generation in Europe, so its main objective is currently to consolidate both companies. On the other hand, ENDESA has achieved a solid position in the Latin American electricity business. Therefore, although it will keep an eye on new opportunities, the expansion both in these markets and in North America will be contemplated on a longer-term horizon.

Ten new plants in Spain with total capacity of 3,865 MW

Endesa's investments in the electricity market will allow a substantial enlargement and renewal of its installed capacity.

More specifically, the company will develop in Spain nine CCGT plants and one imported coal-fired plant in the period 2002-2006 with a total capacity of 3,865 MW. On the other hand, between 2003 and 2006 it will carry out the repowering of Elettrogen's thermal plants in Italy for 3,600 MW.

Mr. Miranda has reminded that the development of new capacity in the Spanish system for the next five years is consistent with the trend over the last years: 73% of capacity installed in Spain between 1991 and 2000 and 40% of the capacity installed between 1981 and 1990 has been built by ENDESA, making it the company with the largest investment in Spanish generation in the last twenty-one years.

This contribution to the development of the electricity industry has been sustained, in parallel with the company's expansion in other markets. Between 1997 and 2001, ENDESA has invested in the Spanish energy sector Euro 5.75 billion, an amount equivalent to its domestic cash flow.

From the above, Endesa allocated Euro 2.46 billion to investments in distribution networks in Spain

This means that Endesa has reinvested in the domestic market all of the cash flow from that market in the period, having financed its expansion in international markets and other businesses with debt and divestitures.

This investment effort has enabled the company to consolidate its position as the leader in Spain's electricity industry, in a context featured by a growing liberalisation and a 31% drop in the average price of electricity, having reached market shares of 45.2% in the wholesale generation market, 44,3% in the regulated distribution market and 38.9% in the supply to eligible customers, following the strategy of commercial margins developed by the company.

The leadership in the domestic business is reinforced by a solid position on the international scale. ENDESA is currently the world's third largest company by installed capacity (41,000 MW), the second largest by number of customers (20.5 million) and, as per analysts' consensus, the third largest by EBITDA from the core electricity business.

The latter takes into account the disposal of Viesgo and the acquisition of the abovementioned stakes in Elettrogen and Snet, which confirms the quality and opportunity of these investments and the profitability of the assets acquired in Europe.

Mr. Miranda pointed out that in the period 1997-2001 Endesa generated capital gains on disposals of Euro 2 billion.

On the other hand, the company's business portfolio ensures a stable level of growth in the EBITDA.

Endesa's growing presence in Spain's natural gas market

Mr. Miranda has highlighted that the consolidation of Endesa's position in the electricity sector will be complemented by other actions in the Spanish energy sector, among which the ones foreseen for the gas market will be especially relevant.

Endesa currently has market shares of 6% in the retail domestic market for natural gas and 4.2% in the liberalised market, a presence significantly higher than the one that the largest gas provider has in the Spanish electricity market. This makes ENDESA Spain's electric utility with the largest share in the gas market.

The company's target is a market share of 15% of the eligible market in 2006. This will amount to a total share of 22% when adding the 4 bcm annual needs for its generation plants. Besides, Endesa intends to continue to be in 2006 the second largest operator in the Iberian gas market (currently 400,000 customers between Spain and Portugal).

To achieve these targets, Endesa has defined a strategy aimed at ensuring the supply and prevent fluctuations of the gas prices by diversifying the sources of supply through flexible long-term contracts, leveraging on its purchase capacity. The contracts already signed guarantee the coverage of its needs until 2005.

As for transmission and distribution, the company considers that they are of interest as a way to access the final customer, and by its synergies with the electricity business, although it will depend on the final definition of tariffs and access charges.

Lastly, the supply to eligible customers will concentrate the company's efforts over the next years in order to achieve the targeted market shares.

Conclusions

Mr Miranda finished his speech highlighting the following conclusions:

- The electricity sector has been radically transformed over the last few years.
- In the transitory period to total deregulation there appear tensions between the interests of the different agents, which it is necessary to optimise

- Deregulation, regulatory uncertainties and the loss of margins has obliged to optimise the companies' investment strategies

- ENDESA has based its investment strategy in giving the highest priority to the consolidation and improvement of its traditional activities in electricity and quality

- The company embarked on an international expansion program to become in the long term an energy operator in the markets closest to Spain (Latin America and southern Europe)

- Endesa's future strategy is focused on five tools of value creation:

  - Profitability of current business, profiting from the proven ability to implement the best practices

  - Prioritise resources, enhancing lines of business

  - Actively manage the business portfolio, divesting non-core assets or the ones that do not create value in the long term.

  - Focus the expansion on its core business (energy), profiting from the organic growth of its markets.

  - All the above strengthening the financial structure on the basis of the generation of sustainable cash flow.

For additional information please contact Jacinto Pariente at North America Investor Relations Office 212 750 72 00.

http://www.endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: February 20, 2002

By: ______________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations